Via Facsimile and U.S. Mail
Mail Stop 6010

January 25, 2007

Mr. Daniel Pess
Chief Financial Officer
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, NY   11042

Re: ATC Healthcare, Inc.
Form 10-K for Fiscal Year Ended February 28, 2006
Filed on May 30, 2006
Form 10-Q for Quarterly Period Ended November 30, 2006
Filed on January 17, 2007
Form 8-K dated January 16, 2007
Filed on January 19, 2007
File No. 001-31271

Dear Mr. Pess:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 28, 2006

Indebtedness and Contractual Obligations of the Company, page 24

1. Please explain to us if scheduled interest payments on long-term debt are included in the table. If they are not, please provide us a revised table that includes interest obligations.

Critical Accounting Policies, page 24

2. Although you identify certain accounting policies as critical, investors are not able to determine from your disclosure the effect that reasonably likely changes in your estimates as of February 28, 2006 may have been expected to have on your future operations and financial position. In responding, please address in disclosure-type format the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, please provide the following for each critical accounting policy identified in disclosure-type format:

    *   Your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
    *   Specifically address why your accounting estimates or assumptions bear the risk of change.
    *   Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Notes to Consolidated Financial Statements, page F-7
12. Stockholder's Equity, page F-21

3. Please provide us in disclosure-type format information about your warrants similar to the tabular disclosures on page F-25 for the company's stock option plan activity.

Form 10-Q for Quarterly Period Ended November 30, 2006

Item 4. Controls and Procedures, page 22

4. Your disclosures do not comply with the language in Items 307 and 308(c) of Regulation S-K. Please confirm to us in disclosure-type format that:

- Your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report; and,
- There were no changes in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Form 8-K Dated January 16, 2007

5. We note that you have included a non-GAAP financial measure EBTDAS ("earnings before taxes, depreciation and amortization and stock-based compensation expense") in your press release. Your disclosure regarding this non-GAAP measure does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K. We believe the disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of EBTDAS provides useful information to investors regarding your financial condition and results of its operations. The fact that EBTDAS is used by management to evaluate the company's historical and prospective financial performance in the ordinary course of business should not be the sole support for presenting this non-GAAP financial measure. Rather, the justification for the use of the measure must be substantive. Please tell us the following in disclosure-type format:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and,
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please refer to Questions 8 and 15 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued on June 13, 2003.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Donald R. Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant